Filed pursuant to Rule 424(b)(3)
File No. 333-119338

    August 15, 2006

SUPPLEMENT DATED AUGUST 15, 2006 TO PROSPECTUS DATED JUNE 1, 2006

Dear Investor(s):

GRANT PARK FUTURES FUND JULY PERFORMANCE UPDATE

FUND	JULY	2006 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-3.66%	5.85%		$55.3M	$1,127.918
Grant Park Futures Fund Class B Units	-3.73%	5.32%		$283.2M	$994.549
TRADING ADVISORS	JULY	2006 YTD	% of Fund
Rabar Market Research (Div)	-4.69%	6.04%	19%
EMC Capital Management (Classic)	-4.47%	15.26%	22%
Eckhardt Trading (Global)	-4.42%	-6.26%	7%
Graham Capital Management (GDP)	-1.67%	1.27%	7%
Winton Capital Management (Div)	-0.93%	2.79%	21%
Saxon Investment Corp (Div)	-3.22%	7.42%	9%
Welton Investment Corporation	-5.96%	4.13%	15%
 ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

The Grant Park Futures Fund sustained losses during the month. Positions in the interest rates, soft agricultural commodities and energies incurred the largest setbacks, followed by losses in the currency sector. Gains came from the metals and stock indices.

Short positions in the interest rate sector reported losses as prices for fixed income instruments rallied around the globe. Domestically, prices for Eurodollars and U.S. Ten-year notes rose after it was reported that U.S. non-farm payrolls were lower than expected during June and comments by Federal Reserve Chairman Ben Bernanke suggesting that the central bank expects moderate inflation going forward also sent prices higher. Open hostilities between Israel and Hezbollah put upward pressure on global fixed income prices as investors worried that the conflict could evolve into a wider war in the Middle East.

Short positions in the corn market resulted in losses to the soft/agricultural commodity sector as prices rose in response to scorching heat in Midwestern growing regions and an increase in demand for corn mash for use in distilling gasoline additive ethanol.

Long positions in crude oil and unleaded gasoline lost ground after prices fell in response to reports that showed inventories at higher than expected levels. Short positions in natural gas lost ground as soaring temperatures in the U.S. led to an increase in energy demand from gas-fueled power stations.

News that the U.S. trade deficit was lower than expected in May resulted in losses to positions in the currency sector. Long positions in the Canadian dollar and euro experienced setbacks as the U.S. dollar rallied on the report.

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

Long positions in the metals sector were profitable as a combination of high demand and waning inventories sent prices for copper and nickel higher for the month. Reports of work stoppages at mines in Chile and Canada gave investors concern that demand could further outpace supply.

Lastly, long positions in the foreign stock indices were profitable for the month. U.S. Federal Reserve comments were interpreted by the market as suggesting they might consider a pause in rate tightening which sent share markets higher, particularly the Hong Kong Hang Seng which registered the largest gains in the sector.

OTHER FUND NEWS

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. You no longer need a user ID and password to access the website. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Please e-mail funds@dearborncapital.com to request access. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
JULY 31, 2006
Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(1,111,957)	4,758,189	(5,641,250)	23,388,431
Change in Unrealized Income (Loss)	(885,841)	(316,492)	(4,494,102)	(2,489,868)
Brokerage Commissions	(19,966)	(148,856)	(101,294)	(716,251)
Exchange, Clearing Fees and NFA charges	(23,344)	(193,107)	(118,431)	(929,335)
Other Trading Costs	(32,495)	(158,241)	(164,856)	(769,363)
Change in Accrued Commissions	5,131	7,483	26,036	37,775
Net Trading Income (Loss)	(2,068,472)	3,948,976	(10,493,897)	18,521,389
Other Income:
Interest, U.S. Obligations	110,206	706,454	559,105	3,421,447
Interest, Other	129,878	715,199	658,905	3,469,399
Total Income (Loss)	(1,828,388)	5,370,629	(9,275,887)	25,412,235
Expenses:
Incentive Fees to Trading Managers	0	399,514	0	1,957,680
Administrative Fees	11,779	82,121	59,757	396,196
O&O Expenses	9,423	65,696	143,418	950,870
Brokerage Expenses	285,050	1,987,306	1,553,694	10,301,094
Illinois Replacement Tax	0	0	0	0
Total Expenses	306,252	2,534,637	1,756,869	13,605,840
Net Income (Loss)	(2,134,640)	2,835,992	(11,032,756)	11,806,395
Statement of Changes in Net Asset Value
Beginning Balance	57,264,638	54,403,647	282,361,302	235,494,172
Additions	1,070,000	5,170,680	13,585,553	61,583,314
Net Income (Loss)	(2,134,640)	2,835,991	(11,032,756)	11,806,395
Redemptions	(889,433)	(7,099,753)	(1,701,772)	(25,671,554)
Balance at JULY 31, 2006	55,310,565	55,310,565	283,212,327	283,212,327
Total Units Held at End of The Period		49,037.75596		284,764.59247
Net Asset Value Per Unit		1,127.918		994.549
Rate of Return	-3.66%	5.85%	-3.73%	5.32%

To the best of my knowledge and belief the
information contained herein is accurate and complete.
___________________________________________________________
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP